Elizabeth A. Ising Direct: +1 202.955.8287 Fax: +1 202.530.9631 Eising@gibsondunn.com

April 5, 2012

VIA ELECTRONIC TRANSMISSION

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of AOL Inc.

Dear Ladies and Gentlemen:

On behalf of our client, AOL Inc. (the “Company”), we transmit herewith, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and form of proxy on Schedule 14A (the “Proxy Statement”) of the Company. The Proxy Statement is to be used in connection with the Company’s solicitation of proxies at the Company’s Annual Meeting of Stockholders (the “Annual Meeting”) to, among other things, elect candidates to the Board of Directors of the Company. The Company is filing the Proxy Statement in preliminary form only because the Company has commented on or referred to a solicitation in opposition by Starboard Value LP, which has provided notice of its intent to nominate a slate of nominees for election to the Board of Directors of the Company at the Annual Meeting in opposition to the Company’s recommended nominees. The Company currently intends to file with the Commission and distribute definitive copies of the Proxy Statement on or about April 25, 2012, although this date is subject to change.

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at the number listed above.

Very truly yours,

/s/ Elizabeth Ising

Elizabeth Ising

Enclosure